Annual Report

Cover Page

Name of issuer:

KTD, LLC d/b/a Homeshake

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: OH

Date of organization: 9/26/2019

Physical address of issuer:

2012 Madison Road
Cincinnati OH 45208

Website of issuer:

http://www.homeshake.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

4

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$603,119.00	$1,403,404.00
Cash & Cash Equivalents:	$415,015.00	$966,186.00
Accounts Receivable:	$5,567.00	$150.00
Short-term Debt:	$40,282.00	$17,235.00
Long-term Debt:	$22,889.00	$0.00
Revenues/Sales:	$170,032.00	$122,931.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($816,347.00)	($754,544.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

KTD, LLC d/b/a Homeshake

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Nicholas J. Rabin	CEO	KTD, LLC d/b/a Homeshake	2020
Luke Williams	Analyst	North American Properties	2020

Tom Hobson	Software Development	Self Employed	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Nicholas J. Rabin	CEO	2020
Jonathan C. Bennie	Secretary	2020
Kevin P. Riley	Vice President	2020
Kevin P. Riley	Treasurer	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Nicholas J. Rabin	27370000.0 Voting units	25.2
Crown Point Capital LLC	66830000.0 Voting units	61.5

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Company is an early stage company, having sold its first home in June, 2020. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by disruptive companies in an early stage of development. These risks include the Company's substantial dependence on acceptance into an entrenched and competitive marketplace surrounded by better funded and more established companies, the Company's need to conduct product development, and the Company's need to expand sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance the brand, expand product and service offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in targeted markets. In addition to being subject to all of the risks associated with the creation of a new business, the Company will be subject to factors affecting business generally, such as general economic conditions, increasing government regulatory activity, and competition. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business.

The existing agent-based industry is entrenched in the US economy and protected by powerful and well-funded trade groups on the local and national levels. Housing market supply is largely controlled by these trade groups. Although the Company believes consumer sentiment and preferences are changing, consumers are conditioned to turn to the existing agent-based system when buying or selling a home. Overcoming these cultural norms and creating a successful alternative to the existing system will be difficult and require more capital.

We will need to raise more capital in the future in order to fund operations and scale the business. Even if we do make successful offering(s) in the future, the terms of that offering may result in your investment in the Company being worth less because of the terms of future investment rounds.

As a startup organization, the Company is still very dependent on its co-founders. If anything were to happen to the Company's founding team, the future of the Company may be compromised. The Company's CEO, Nick Rabin, holds the Company's brokerage license, without which, the Company could not continue existing operations unless another brokerage license were obtained.

The Company's financial projections, including sales volume, revenue, operating expenses, and the Company's valuation could be inaccurate and it may take longer or be impossible to meet projections. If this is the case, the Company's investors may never experience a conversion event into equity or a liquidity event.

The conduct of the Company's business is subject to various laws and regulations administered by federal, state and local governmental agencies in the United States. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of political, economic or social events. Such changes may include the prohibition of dual agency or other changes in agency laws. New laws, regulations or governmental policy and their related interpretations, or changes in any of the foregoing, may alter the environment in which we do business and, therefore, may impact the Company's results or increase costs or liabilities to the point that the Company is no longer viable.

The US housing market is in unprecedented times. With inventory remaining at historic lows, homebuyers and sellers may gravitate toward the existing agent-based system. With rising interest rates and economic uncertainty, buyer demand has softened, increasing the time it takes for sellers to sell. Current economic conditions make consumers' adoption of the Company's new approach to residential real estate uncertain and may jeopardize the Company's ultimate success.

Although the SAFE (Simple Agreement for Future Equity) may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the SAFE. Because the SAFE has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFE has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the SAFE may also adversely affect the price that you might be able to obtain for the SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company.

The Company is dependent on third party platforms to increase brand awareness and exposure for its listings including: MyState MLS, Zillow, Trulia, Realtor.com, and Homes.com. Should an event cause any of these platforms to remove the Company's listings, the Company's ability to sell homes listed on Homeshake would be impaired.

Ongoing NAR and traditional brokerage litigation will change the residential real estate industry. We believe the likely outcomes, which include fewer agents and a weakened agent-based system, are a net positive for Homeshake. However, there are also risks, including pricing pressure, increased competition from innovative models, copycats, and the need to adjust our company agency policy to adapt to a rise in buyer agency agreements.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company's future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow the business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Non Voting Units	8,180,100	5,836,600	No ⌄

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Voting Units	108,649,900	108,649,900	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
6/2020	Regulation D, Rule 506(b)	Common stock	$800,000	General operations
5/2021	Regulation D, Rule 506(b)	Common stock	$800,000	General operations
9/2021	Regulation D, Rule 506(b)	SAFE	$150,000	General operations
9/2021	Regulation D, Rule 506(b)	SAFE	$100,000	General operations
9/2021	Regulation D, Rule 506(b)	SAFE	$100,000	General operations
10/2021	Regulation D, Rule 506(b)	SAFE	$50,000	General operations
1/2022	Regulation D, Rule 506(b)	SAFE	$25,000	General operations
1/2022	Regulation D, Rule 506(b)	SAFE	$25,000	General operations
10/2022	Regulation D, Rule 506(b)	SAFE	$924,500	General operations
1/2023	Regulation Crowdfunding	SAFE	$1,221,694	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

 1. any director or officer of the issuer;
 2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
 3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
 4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Crown Point Capital LLC
Amount Invested	$800,000.00
Transaction type	Priced round
Issue date	06/21/20
Relationship	Major Shareholder

Name	Crown Point Capital LLC
Amount Invested	$800,000.00
Transaction type	Priced round
Issue date	05/04/21
Relationship	Major Shareholder

Name	Kevin P. Riley
Amount Invested	$150,000.00
Transaction type	Safe
Issue date	09/13/21
Valuation cap	$10,000,000.00
Relationship	Officer

Name	Nicholas J. Rabin
Amount Invested	$25,000.00
Transaction type	Safe
Issue date	01/02/22
Valuation cap	$10,000,000.00
Relationship	Officer, Board Member, Major Shareholder

Name	Jonathan C. Bennie
Amount Invested	$25,000.00
Transaction type	Safe
Issue date	01/05/22
Valuation cap	$10,000,000.00
Relationship	Officer, Major Shareholder

Name	Crown Point Capital LLC
Amount Invested	$924,500.00
Transaction type	Safe
Issue date	10/30/22
Valuation cap	$10,000,000.00
Relationship	Major Shareholder

A company with common ownership provides certain management, accounting and tax services under a cost allocation and reimbursement arrangement. Fees incurred under this arrangement were $50,928 for 2023. The Company also reimburses this entity for payroll and office-related expenses incurred on its behalf.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss

involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

- ☑ Yes
- ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Homeshake is a real estate marketplace that directly connects buyers and sellers.

In five years, we want to have a national footprint with happy customers from coast to coast. That projection cannot be guaranteed.

Milestones

KTD, LLC d/b/a Homeshake was incorporated in the State of Ohio in September 2019 and began doing business in early 2020.

Since then:

- 🏵 Customers have saved $2.5M in commissions

- 🚀 YoY revenue growth of 195%, 178% & 38%

- 💪 $45M in sales volume

- 🙆 Sellers save an average of $25K per transaction

- ☆ ☆ ☆ ☆ ☆ 100% Five-Star customer reviews on Google

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2023, the Company had revenues of $170,032 compared to the year ended December 31, 2022, when the Company had revenues of $122,931.

- *Assets.* As of December 31, 2023, the Company had total assets of $603,119, including $415,015 in cash. As of December 31, 2022, the Company had $1,403,404 in total assets, including $966,186 in cash.

- *Net Loss.* The Company has had net losses of $816,347 and net losses of $754,544 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities.* The Company's liabilities totaled $63,171 for the fiscal year ended December 31, 2023 and $17,235 for the fiscal year ended December 31, 2022.

Note that 2023 figures are based on GAAP financials and 2022 figures are based on tax financials.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, in addition to the funds raised in this Offering, the company has been financed with $62,700 in forgiven debt, $1,600,000 in equity, and $1,374,500 in SAFEs.

We anticipate reaching profitability in Q3 2024 and do not anticipate needing to raise capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations and scale the business over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the

do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

KTD, LLC d/b/a Homeshake cash in hand is $279,800.24, as of April 2024. Over the last three months, revenues have averaged $18,537/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $58,101/month, for an average burn rate of $39,564 per month. Our intent is to be profitable in 3-6 months.

Revenue is trending up. Q1 2024 revenue grew by 806% over Q1 2023 revenue. In April, 2024, we added a new transactional income stream by monetizing title and closing. Expenses are trending down, driven by a reduction in payroll and other cost savings.

In the next 3-6 months, we project monthly revenues to reach $100,000, with expenses climbing at a slower rate.

We project profitability in Q3 2024. No additional funding is required as revenue is trending upwards and operations are efficient.

Our existing members, including founders and our angel investor, are another source of capital. We have a non-binding commitment from our angel investor to fund operations throughout the campaign.
All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Nicholas J. Rabin , certify that:

(1) the financial statements of KTD, LLC d/b/a Homeshake included in this Form are true and complete in all material respects ; and

(2) the financial information of KTD, LLC d/b/a Homeshake included in this Form reflects accurately the information reported on the tax return for KTD, LLC d/b/a Homeshake filed for the most recently completed fiscal year.

Nicholas J. Rabin
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://homeshake.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Jonathan C. Bennie
Kevin P. Riley
Luke Williams
Nicholas J. Rabin
Tom Hobson

Appendix E: Supporting Documents

ttw_communications_112928_215138.pdf
KTD_A_R_Operating_Agreement__Clean_3-1-22__x_.pdf

Signatures

Intentional misstatements or omissions of fact constitute federal criminal violations. See U.S.C. 1001.

Pursuant to the requirements of Sections 4(a)(6) and 4(A) of the Securities Act of 1933 and Regulation Crowdfunding (Section 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

KTD, LLC d/b/a Homeshake

DocuSigned by:

Nicholas J. Rabin

DBEA1C054AB9442...

Name: Nicholas J. Rabin

Title: Founder and CEO

Date: 4/29/2024

Luke Williams

DocuSigned by:

3E5166C969494E2...

Title: Board Member

Date: 4/29/2024

Kevin P. Riley

DocuSigned by:

Kevin Riley

F8A790DFDBAD4A7...

Title: Treasurer

Date: 4/29/2024

Nicholas J. Rabin

DocuSigned by:

Nicholas J. Rabin

DBEA1C054AB9442...

Title: Founder and CEO

Date: 4/29/2024

This Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.